EXHIBIT 21

SUBSIDIARIES OF NE LP

Subsidiary		State or Jurisdiction of Organization

1.	Northeast Energy, LLC (100%-Owned)	Delaware
2.	Northeast Energy Associates, a limited partnership (99%-Owned)(a)	Massachusetts
3.	North Jersey Energy Associates, a limited partnership (99%-Owned) (a)	New Jersey

(a)	Northeast Energy, LLC owns the remaining 1% interest.

SUBSIDIARIES OF NJEA

Subsidiary		State or Jurisdiction of Incorporation

1.	ESI Tractebel Urban Renewal Corporation (100%-Owned)	New Jersey